UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco), as indirect holder of ownership at IRB Resseguros S.A. Brazil (IRB), informs that IRB’s shareholders, gathered together at the Special Shareholders’ Meeting held on this date, resolved on:

I.              the transformation of IRB into publicly traded corporation and the submission of request for registration as publicly-held company, category “A”, at  the Security and Exchange Commission (“CVM”),  pursuant to CVM Instruction No. 480/09; and

II.           the request to CVM for permission to hold public offerings of distribution of IRB’s securities, pursuant to CVM Instruction No. 400/03;

Will be fixed in due course (I) the maximum amount of shares to be disposed of; and (II) the minimum price at which the shares can be sold after determining the result of the collection procedure of investment intentions along with institutional investors, to be held in Brazil and abroad, in accordance with the provisions of Article 44 of CVM Instruction No. 400/03.

This communication should not be considered as advertisement of offer and it will depend on favorable conditions of national and international capital markets.

The completion of the transaction is subject to the approval of the competent authorities.

Cidade de Deus, Osasco, SP, August 21, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.